UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 33)


          First Union Real Estate Equity and Mortgage Investments
 ---------------------------------------------------------------------------
                              (Name of Issuer)


               Shares of Beneficial Interest, $1.00 par value
 ---------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 337400105
                            --------------------
                               (CUSIP Number)

                           Stephen Fraidin, P.C.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004
                               (212) 859-8475

 ---------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)


                               April 19, 1999
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 337400105                                      Page 2 of 6 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Gotham Partners, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           2,206,515 Shares

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         2,206,515 Shares

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,206,515 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.03%

14  TYPE OF REPORTING PERSON*

    PN


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D

CUSIP No. 337400105                                      Page 3 of 6 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Gotham International Advisors, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           815,400 Shares

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         815,400 Shares

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    815,400 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.60%

14  TYPE OF REPORTING PERSON*

    00; IA


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D

CUSIP No. 337400105                                      Page 4 of 6 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Gotham Partners III, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           25,885 Shares

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         25,885 Shares

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    25,885 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.08%

14  TYPE OF REPORTING PERSON*

    PN


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 33 (the "Amendment") amends and supplements the Statement on Schedule 13D, as amended (the "Schedule 13D"), relating to the shares of beneficial interest, par value $1.00 per share (the "Shares"), of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust (the "Issuer"), previously filed by Gotham Partners, L.P. ("Gotham"), Gotham Partners II, L.P. ("Gotham II") and Gotham Partners III, L.P. ("Gotham III"), New York limited partnerships, and Gotham International Advisors, L.L.C. ("Gotham Advisors"), a Delaware limited liability company. This Amendment is being filed to update the Schedule 13D in light of certain recent events. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

ITEM 4.   PURPOSE OF THE TRANSACTION

Item 4 is hereby amended to add the following information:

     On April 21, 1999, the Issuer commenced a rights offering (the "Offering") and distributed to each record holder of Shares one non-transferable right to purchase a Share for every 2.5 Shares held. Gotham, Gotham III and Gotham International have agreed to act as standby purchasers and purchase at a subscription price of $4.00 per Share any Shares not purchased by others through the exercise of rights or the oversubscription privilege contemplated by the Offering, up to 12,500,000 Shares having a total subscription price of up to $50,000,000. The terms of the standby purchase arrangements between the Issuer and Gotham, Gotham III and Gotham International are set forth in a letter agreement which is attached hereto as Exhibit 58.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended to add the following information:


     (a) Gotham owns 2,206,515 Shares, representing an aggregate of approximately 7.03% of the issued and outstanding Shares of the Issuer. Gotham III owns 25,885 Shares, representing an aggregate of approximately 0.08% of the outstanding Shares of the Issuer. Gotham International owns 815,400 Shares, representing an aggregate of approximately 2.60% of the outstanding Shares of the Issuer. The combined interest of Gotham, Gotham III and Gotham International is 3,047,800 Shares, representing an aggregate of approximately 9.71% of the outstanding Shares of the Issuer. None of Section H Partners, L.P., Karenina Corporation, DPB Corporation, Mr. Ackman, Mr. Berkowitz or Gotham Advisors beneficially owns any Shares (other than the Shares beneficially owned by Gotham, Gotham III, and Gotham International).

     (b) Each of Gotham and Gotham III has the sole power to vote and to dispose of all of the Shares beneficially owned by it. Pursuant to the Investment Management Agreement, Gotham Advisors currently has the power to vote and to dispose of all of the Shares beneficially owned by Gotham International.

     (c), (d) and (e) Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

The following is filed as Exhibit 58 hereto:


     Letter Agreement dated April 19, 1999, by and among Gotham, Gotham III, Gotham International and the Issuer.

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

April 29, 1999


                                     GOTHAM PARTNERS, L.P.


                                     By:  Section H Partners, L.P.,
                                                 its general partner

                                     By:  Karenina Corporation,
                                          a general partner of Section
                                          H Partners, L.P.


                                     By: /s/ William A. Ackman
                                     -----------------------------------
                                     William A. Ackman
                                     President


                                     By:  DPB Corporation,
                                          a general partner of Section H
                                          Partners, L.P.


                                     By: /s/ David P. Berkowitz
                                     ----------------------------------
                                     David P. Berkowitz
                                     President


                                     GOTHAM PARTNERS III, L.P.


                                     By:  Section H Partners, L.P.,
                                          its general partner

                                     By:  Karenina Corporation,
                                          a general partner of Section H
                                          Partners, L.P.


                                     By: /s/ William A. Ackman
                                     -----------------------------------
                                     William A. Ackman
                                     President


                                     By:  DPB Corporation,
                                          a general partner of Section H
                                          Partners, L.P.


                                     By: /s/ David P. Berkowitz
                                     ----------------------------------
                                     David P. Berkowitz
                                     President


                                     GOTHAM INTERNATIONAL
                                     ADVISORS, L.L.C.


                                     By: /s/ William A. Ackman
                                     ------------------------------------
                                     William A. Ackman
                                     Senior Managing Member


                                     By: /s/ David P. Berkowitz
                                     ------------------------------------
                                     David P. Berkowitz
                                     Senior Managing Member